Exhibit 99.1

Navios Maritime Holdings Inc. Reports Financial Results for the Second Quarter and Six Months Ended June 30, 2012

•	Dividend of $0.06 per share for Q2 2012

•	$249.0 million available liquidity

•	Strong EBITDA generation of $61.1 million – EPS of $0.05 per share

•	2012 Fleet Coverage of 93.4%

PIRAEUS, GREECE — Navios Maritime Holdings Inc. (“Navios Holdings”) (NYSE: NM), a global, vertically integrated seaborne shipping and logistics company, today reported financial results for the second quarter and six months ended June 30, 2012.

Angeliki Frangou, Chairman and Chief Executive Officer of Navios Holdings stated, “We are pleased to report our results for the second quarter of 2012. We had solid performance in a market environment that continues to be challenging. Our dual focus during this difficult time has been on what we can control - the efficiency of our fleet and strength of our balance sheet. As a result, vessel utilization is close to 100% and our operating cost is about 33% below the industry average. We also reduced our break even cost by 10 % in the 6 months since 2011. In terms of our balance sheet, net debt to capitalization is 50%, an 80 basis point reduction in the 6 months since 2011. Consequently, we can continue to return capital to our shareholders through dividend payments and declared a $.06 dividend for the second quarter of 2012.”

Ms. Frangou continued, “In July 2012, Navios issued $88 million of add-on 8 7/8% notes due in 2017. These notes, issued at par, eliminated a refinancing risk for 2015 and replaced amortizing bank debt. These notes also worked to reduce our cash flow break even and eliminated loan to value covenants, which have created instability in other businesses due to the decline in asset values. We believe that this transaction demonstrates our continued access to the capital markets even in these trying times.”

HIGHLIGHTS — RECENT DEVELOPMENTS

Navios Holdings

$88 million 8 7/8% First Priority Ship Mortgage notes due 2017

On July 10, 2012, Navios Holdings issued $88.0 million in aggregate principal amount of 8 7/8% First Priority Ship Mortgage Notes due 2017 (the “Notes”) at par value. The terms of the Notes are identical to the $400.0 million of 8 7/8% First Priority Ship Mortgage Notes due 2017 that were issued in November 2009 (the “Existing Notes”) and are secured by first priority ship mortgages on 17 drybulk vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. The proceeds were used to partially repay $88.6 million of bank debt. This eliminates refinancing risk in 2015 and reduces cash flow breakeven.

Deleveraging events

On June 15, 2012, Navios Holdings sold the Navios Buena Ventura, a 2010-built Capesize vessel of 179,259 deadweight ton (“dwt”) to its affiliate, Navios Maritime Partners L.P.(“Navios Partners”) for cash consideration of $67.5 million and repaid in full $26.8 million of indebtedness associated with the vessel.

On July 24, 2012, Navios Holdings repaid in full the outstanding amount of its $20.0 million unsecured bond due in July 2012.

Time Charter Coverage

Navios Holdings has long-term fleet employment for periods up to ten years. As of August 22, 2012, Navios Holdings had chartered-out 93.4%, 41.3% and 24.4% of available days for 2012, 2013 and 2014, respectively, equivalent to $279.8 million, $169.6 million and $110.9 million in revenue, respectively. The average daily charter-out rate for the core fleet is $20,870, $28,363 and $31,590 for 2012, 2013 and 2014, respectively. The average daily charter-in rate for the active long-term charter-in vessels for 2012 is $12,656.

The above figures do not include the fleet of Navios South American Logistics Inc. (“Navios Logistics”) and vessels servicing Contracts of Affreightment.

Liquidity

Net Debt to Total Capitalization was 50% as of June 30, 2012. Navios Holdings’ total available liquidity, including lines of credit, as of June 30, 2012 was approximately $248.6 million.

Dividend Policy

On August 20, 2012, the Board of Directors declared a quarterly cash dividend for the second quarter of 2012 of $0.06 per share of common stock. The dividend is payable on October 4, 2012 to stockholders of record as of September 18, 2012. The declaration and payment of any further dividend remain subject to the discretion of the Board and will depend on, among other things, Navios Holdings’ cash requirements after taking into account market opportunities, restrictions under its credit agreements and other debt obligations and such other factors as the Board may deem advisable.

Navios Logistics

During the second quarter of 2012, Navios Logistics began the construction of a new conveyor belt in its dry port facility in Nueva Palmira, Uruguay, which is expected to be completed in the first half of 2013.

During the second quarter of 2012, Navios Logistics began the construction of four new tank barges, which are expected to be delivered gradually starting from September 2012 through June 2013.

In August 2012, Navios Logistics completed the construction of a new tank with a storage capacity of 5,000 cubic meters, increasing the total storage capacity of the liquid port in San Antonio, Paraguay to 43,560 cubic meters. Another tank with a capacity of 2,100 cubic meters is currently under construction and is expected to be completed in September 2012. This tank will increase the total storage capacity of the liquid port to 45,660 cubic meters.

Navios Partners

On August 13, 2012, Navios Holdings received $7.3 million representing the cash distribution from Navios Partners for the second quarter of 2012.

Navios Maritime Acquisition Corporation (“Navios Acquisition”)

On July 3, 2012, Navios Holdings received $1.3 million representing the cash distribution from Navios Acquisition for the first quarter of 2012.

Fleet Profile

Navios Holdings controls a fleet of 54 vessels totaling 5.5 million dwt, of which 30 are owned and 24 are chartered-in under long-term charters (collectively, the “Core Fleet”). Navios Holdings currently operates 50 vessels (17 Capesize, 13 Panamax, 18 Ultra-Handymax and two Handysize) totaling 5.1 million dwt. Additionally, Navios Holdings has four newbuilding charter-in vessels expected to be delivered at various dates through December 2013. The current average age of the operating fleet is 5.3 years.

Exhibit II provides certain details of the “Core Fleet” of Navios Holdings. It does not include the fleet of Navios Logistics.

Financial Highlights

Second Quarter 2012 and 2011 Results (in thousands of U.S. dollars, except per share data and unless otherwise stated):

The second quarter 2012 and 2011 information presented below was derived from the unaudited condensed consolidated financial statements for the respective periods. EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings Per Share are non-U.S. GAAP financial measures, and should not be used in isolation or as substitution for Navios Holdings’ results.

From March 30, 2011, Navios Acquisition is no longer consolidated and is accounted for under the equity method of accounting.

See Exhibit I under the heading, “Disclosure of Non-GAAP Financial Measures,” for a discussion of EBITDA and Adjusted EBITDA of Navios Holdings, on a consolidated basis, and Navios Logistics, and a reconciliation of such measures to the most comparable measures under U.S. GAAP.

	Three Months Ended June 30, 2012	Three Months Ended June 30, 2011
	(unaudited)	(unaudited)
Revenue	$172,079	$165,353
EBITDA	$61,086	$103,690
Adjusted EBITDA (*)	$60,763	$64,903
Net Income	$5,285	$50,850
Adjusted Net Income (*)	$4,962	$12,063
Earnings Per Share	$0.05	$0.50
Adjusted Basic Earnings Per Share (*)	$0.04	$0.12

(*)	Each of Adjusted EBITDA, Adjusted Net Income and Adjusted Basic Earnings Per Share for the three months ended June 30, 2012 excludes a $0.3 million gain on the sale of the Navios Buena Ventura to Navios Partners.

Each of Adjusted EBITDA, Adjusted Net Income and Adjusted Basic Earnings Per Share for the three months ended June 30, 2011 excludes a $38.8 million gain on the sale of the Navios Luz and the Navios Orbiter to Navios Partners.

Revenue from drybulk vessel operations for the three months ended June 30, 2012 was $98.8 million as compared to $110.7 million for the same period during 2011. The decrease in drybulk revenue was mainly attributable to (i) a decrease in the time charter equivalent rate (“TCE”) per day by 16.0% to $19,821 per day in the second quarter of 2012 as compared to $23,608 per day in the same period of 2011 and (ii) a decrease in the short-term charter-in fleet available days of 251 days. This decrease was partially offset by (i) an increase in available days for owned vessels by 4.0% to 2,742 days in the second quarter of 2012 from 2,635 days in the same period of 2011 and (ii) an increase in the long-term charter-in fleet available days of 394 days.

Revenue from the logistics business was $73.3 million for the three months ended June 30, 2012 as compared to $54.7 million for the same period of 2011.This increase was mainly attributable to (a) increases in volumes and rates in the dry and liquid port terminals, (b) an increase in the time charter rates of the cabotage vessels and (c) the expansion of the barge fleet in the third quarter of 2011.

EBITDA of Navios Holdings for the three months ended June 30, 2012 decreased by $42.6 million to $61.1 million as compared to $103.7 million for the same period of 2011. EBITDA of Navios Holdings for each of the three month periods ended June 30, 2012 and 2011 has been affected by the items mentioned in the footnote to the table above. Adjusted EBITDA of Navios Holdings for the three months ended June 30, 2012 decreased by $4.1 million to $60.8 million as compared to $64.9 million for the same period of 2011. The $4.1 million decrease in Adjusted EBITDA was primarily due to: (a) a $8.4 million increase in time charter, voyage and port terminal expenses; (b) an increase in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs) of $4.0 million; (c) a decrease in gains from derivatives of $0.4 million; and (d) a $0.9 million increase in net income attributable to the noncontrolling interest. This overall variance of $13.7 million was mitigated by (a) an increase in revenue of $6.7 million; (b) a decrease in general and administrative expenses of $1.7 million (excluding share based compensation expenses); (c) a decrease in net other expenses of $0.9 million; and (d) an increase in equity in net earnings from affiliated companies of $0.3 million.

EBITDA of Navios Logistics was $15.4 million for the three month period ended June 30, 2012 as compared to $10.5 million for the same period in 2011.

Net income of Navios Holdings for the three months ended June 30, 2012 was $5.3 million as compared to $50.9 million for the same period of 2011. Net income of Navios Holdings for each of the three month periods ended June 30, 2012 and 2011 has been affected by the items mentioned in the footnote to the table above. Adjusted Net Income of Navios Holdings for the three months period ended June 30, 2012 was $5.0 million as compared to $12.1 million for the same period of 2011. The decrease of Adjusted Net Income by $7.1 million was mainly due to: (a) a decrease in Adjusted EBITDA of $4.1 million as discussed above; (b) an increase in interest income/expense and finance cost, net of $0.2 million; (c) an increase in depreciation and amortization of $1.5 million; (d) an increase of $0.8 million in amortization for drydock and special survey costs; (e) an increase of $0.2 million in share-based compensation expense; and (f) an increase in income taxes of $0.3 million.

First Half of 2012 and 2011 Results (in thousands of U.S. dollars, except per share data and unless otherwise stated):

The information for the six month period ended June 30, 2012 and 2011 presented below was derived from the unaudited condensed consolidated financial statements for the respective periods. EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS are non-U.S. GAAP financial measures, and should not be used in isolation or as substitution for Navios Holdings’ results.

From March 30, 2011, Navios Acquisition is no longer consolidated and is accounted for under the equity method of accounting. The table and the discussion below exclude the impact of Navios Acquisition and are presented to provide investors with a clearer picture of Navios Holdings on a going forward basis.

See Exhibit I under the heading, “Disclosure of Non-GAAP Financial Measures,” for a discussion of EBITDA and Adjusted EBITDA of Navios Holdings, on a consolidated basis, Navios Acquisition and Navios Logistics, and a reconciliation of such measures to the most comparable measures under U.S. GAAP.

	Six Months Ended June 30, 2012	(Excluding consolidation of Navios Acquisition) Six Months Ended June 30, 2011
	(unaudited)	(unaudited)
Revenue	$324,093	$321,995
EBITDA	$123,659	$114,682
Adjusted EBITDA (*)	$123,336	$132,419
Net Income	$14,744	$14,161
Adjusted Net Income (*)	$14,421	$31,898
Earnings Per Share	$0.14	$0.13
Adjusted Basic Earnings Per Share (*)	$0.13	$0.31

(*)	Each of Adjusted EBITDA, Adjusted Net Income and Adjusted Basic Earnings Per Share for the six months ended June 30, 2012 excludes a $0.3 million gain on the sale of the Navios Buena Ventura to Navios Partners.

Each of Adjusted EBITDA, Adjusted Net Income and Adjusted Basic Earnings Per Share for the six months ended June 30, 2011 excludes: (i) $21.2 million of expenses relating to the bond extinguishment in January 2011; (ii) a $35.3 million loss on change in control due to the Navios Acquisition deconsolidation; and (iii) a $38.8 million gain on the sale of the Navios Luz and the Navios Orbiter to Navios Partners.

Navios Holdings’ total consolidated revenue for the six months ended June 30, 2012 decreased by $23.0 million to $324.1 million as compared to $347.1 million for the same period during 2011.

Revenue from drybulk vessel operations for the six months ended June 30, 2012 was $200.7 million as compared to $222.9 million for the same period during 2011. The decrease in drybulk revenue was mainly attributable to: (i) a decrease in TCE per day by 14.5% to $20,645 per day in the first half of 2012 as compared to $24,153 per day in the same period of 2011 and (ii) a decrease in the short-term charter-in fleet available days of 373 days. This decrease was partially offset by: (i) an increase in available days for owned vessels by 2.0% to 5,266 days in the first half of 2012 from 5,159 days in the same period of 2011 and (ii) an increase in the long-term charter-in fleet available days of 642 days.

Revenue from the logistics business was $123.4 million for the six months ended June 30, 2012 as compared to $99.1 million during the same period of 2011. This increase was mainly attributable to: (a) increases in volumes and rates in the dry and liquid port terminals and (b) the expansion of the barge fleet in the third quarter of 2011.

EBITDA of Navios Holdings for the six months ended June 30, 2012 increased by $9.0 million to $123.7 million as compared to $114.7 million for the same period of 2011. EBITDA of Navios Holdings for each of the six month periods ended June 30, 2012 and 2011 has been affected by the items mentioned in the footnote to the table above. Adjusted EBITDA of Navios Holdings for the six months ended June 30, 2012 decreased by $9.1 million to $123.3 million as compared to $132.4 million for the same period of 2011. The $9.1 million decrease in Adjusted EBITDA was primarily due to: (a) a $11.4 million increase in time charter, voyage and port terminal expenses; (b) an increase in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs) of $3.1 million; and (c) an increase in loss from derivatives of $0.1 million. This overall variance of $14.6 million was mitigated by (a) an increase in revenue of $2.1 million; (b) a decrease in general and administrative expenses of $1.0 million (excluding share based compensation expenses); (c) a decrease in net other expenses of $0.4 million; (d) a $1.4 million decrease in net income attributable to the noncontrolling interest; and (e) an increase in equity in net earnings from affiliated companies of $0.6 million.

EBITDA of Navios Logistics was $24.1 million for the six month period ended June 30, 2012 as compared to $20.0 million during the same period in 2011.

Navios Acquisition’s effect to EBITDA for the six month period ended June 30, 2011 was $14.9 million.

Net income of Navios Holdings for the six months ended June 30, 2012 was $14.7 million as compared to $14.2 million for the same period of 2011. Net income of Navios Holdings for each of the six month periods ended June 30, 2012 and 2011 has been affected by the items mentioned in the footnote to the table above. Adjusted Net Income of Navios Holdings for the six months period ended June 30, 2012 was $14.4 million as compared to $31.9 million for the same period of 2011. The decrease of Adjusted Net Income by $17.5 million was mainly due to: (a) a decrease in Adjusted EBITDA of $9.1 million as discussed above; (b) an increase in interest income/expense and finance cost, net of $4.3 million; (c) an increase in depreciation and amortization of $2.0 million; (d) an increase of $1.3 million in amortization for drydock and special survey costs; (e) an increase of $0.4 million in share-based compensation expense; and (f) an increase in income taxes of $0.4 million.

Fleet Summary Data:

The following table reflects certain key indicators indicative of the performance of the Navios Holdings’ drybulk operations (excluding the Navios Acquisition and the Navios Logistics fleets) and its fleet performance for the three and six month periods ended June 30, 2012 and 2011.

	Three Month Period ended June 30, 2012	Three Month Period ended June 30, 2011	Six Month Period ended June 30, 2012	Six Month Period ended June 30, 2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Available Days (1)	4,379	4,129	8,487	8,111
Operating Days (2)	4,340	4,081	8,402	8,008
Fleet Utilization (3)	99.1%	98.8%	99.0%	98.7%
Equivalent Vessels (4)	48	45	47	45
TCE (5)	$19,821	$23,608	$20,645	$24,153

(1)	Available days for the fleet are total calendar days the vessels were in Navios Holdings’ possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.
(2)	Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization is the percentage of time that Navios Holdings’ vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.
(4)	Equivalent Vessels, is defined as the total available days during a relevant period divided by the number of days of this period.
(5)	TCE is defined as voyage and time charter revenues less voyage expenses during a relevant period divided by the number of available days during the period

Conference Call:

As previously announced, Navios Holdings will host a conference call today, August 23 2012, at 8:30 am EDT, at which time members of senior management will provide highlights and commentary on the financial results of the Company for the second quarter and six months ended June 30, 2012.

A supplemental slide presentation will be available on the Navios Holdings website at www.navios.com under the “Investors” section at 7:45 am EDT.

Conference Call details:

Call Date/Time: August 23, 2012, at 8:30 am EDT

Call Title: Navios Holdings Inc. Q2 2012 Financial Results Conference Call

US Dial In: +1.877.480.3873

International Dial In: +1.404.665.9927

Conference ID: 1123 2605

The conference call replay will be available two hours after the live call and remain available for one week at the following numbers:

US Replay Dial In: +1.800.585.8367

International Replay Dial In: +1.404.537.3406

Conference ID: 1123 2605

This call will be simultaneously Webcast. The Webcast will be available on the Navios Holdings website, www.navios.com, under the “Investors” section. The Webcast will be archived and available at the same Web address for two weeks following the call.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. (NYSE: NM) is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain. For more information about Navios Holdings please visit our website:www.navios.com.

About Navios South American Logistics Inc.

Navios South American Logistics Inc. is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia region river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics serves the storage and marine transportation needs of its petroleum, agricultural and mining customers through its port terminals, river barge and coastal cabotage operations. For more information about Navios Logistics please visit its website: www.navios-logistics.com.

About Navios Maritime Partners L.P.

Navios Partners (NYSE: NMM) is a publicly traded master limited partnership which owns and operates dry cargo vessels. For more information, please visit its website: www.navios-mlp.com.

About Navios Maritime Acquisition Corporation

Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. For more information about Navios Acquisition, please visit its website: www.navios-acquisition.com.

Forward Looking Statements—Safe Harbor

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Holdings’ growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for drybulk vessels; competitive factors in the market in which Navios Holdings operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Holdings’ filings with the Securities and Exchange Commission. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Navios Maritime Holdings Inc.

+1.212.906.8643

investors@navios.com

EXHIBIT I

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars — except share data)

	June 30, 2012 (unaudited)	December 31, 2011
ASSETS
Current assets
Cash and cash equivalents	$169,095	171,096
Restricted cash	9,521	6,399
Accounts receivable, net	107,977	101,386
Due from affiliate companies	64,560	49,404
Prepaid expenses and other current assets	51,445	42,689

Total current assets	402,598	370,974

Deposits for vessel acquisitions	—	63,814
Vessels, port terminal and other fixed assets, net	1,764,738	1,767,946
Other long term assets	71,767	67,489
Due from affiliate company	24,471	—
Loan receivable from affiliate company	35,000	40,000
Investments in affiliates	188,070	117,088
Investments in available for sale securities	142	82,904
Intangible assets other than goodwill	231,348	243,273
Goodwill	160,336	160,336

Total noncurrent assets	2,475,872	2,542,850

Total assets	$2,878,470	$2,913,824

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$49,848	$52,113
Dividends payable	6,146	6,149
Accrued expenses	75,114	63,870
Deferred income and cash received in advance	20,915	28,557
Short-term derivative liability	60	—
Current portion of capital lease obligations	1,330	31,221
Current portion of long-term debt	56,348	70,093

Total current liabilities	209,761	252,003

Senior and ship mortgage notes, net of discount	945,831	945,538
Long-term debt, net of current portion	411,668	437,926
Capital lease obligations, net of current portion	24,450	—
Unfavorable lease terms	41,749	44,825
Other long-term liabilities and deferred income	52,430	38,212
Deferred tax liability	19,325	19,628

Total noncurrent liabilities	1,495,453	1,486,129

Total liabilities	1,705,214	1,738,132
Commitments and contingencies	—	—
Stockholders’ equity
Preferred stock — $0.0001 par value, authorized 1,000,000 shares, 8,479 issued and outstanding as of June 30, 2012 and December 31, 2011.	—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, issued and outstanding 1102,434,315 and 102,409,364 as of June 30, 2012 and December 31, 2011, respectively	10	10
Additional paid-in capital	545,093	542,582
Accumulated other comprehensive (loss)/income	(414)	6,166
Retained earnings	511,954	510,348

Total Navios Holdings’ stockholders’ equity	1,056,643	1,059,106
Noncontrolling interest	116,613	116,586

Total stockholders’equity	1,173,256	1,175,692

Total liabilities and stockholders’ equity	$2,878,470	$2,913,824

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of U.S. dollars — except share and per share data)

	Three Month Period Ended June 30, 2012	Three Month Period Ended June 30, 2011	Six Month Period Ended June 30, 2012	Six Month Period Ended June 30, 2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	$172,079	$165,353	$324,093	$347,125
Time charter, voyage and port terminal expenses	(73,215)	(64,848)	(134,932)	(123,962)
Direct vessel expenses	(33,042)	(28,227)	(59,050)	(62,245)
General and administrative expenses	(12,473)	(13,911)	(25,026)	(26,685)
Depreciation and amortization	(25,872)	(24,397)	(51,706)	(57,718)
Interest income/(expense) and finance cost, net	(25,306)	(25,133)	(50,546)	(54,570)
(Loss)/gain on derivatives	(76)	303	(202)	(82)
Gain on sale of assets	323	38,787	323	38,787
Loss on change in control	—	—	—	(35,325)
Loss on bond extinguishment	—	—	—	(21,199)
Other expense, net	(2,854)	(3,745)	(4,221)	(4,720)

(Loss)/income before equity in net earnings of affiliated companies	(436)	44,182	(1,267)	(594)
Equity in net earnings of affiliated companies	8,058	7,731	16,633	14,746

Income before taxes	$7,622	$51,913	$15,366	$14,152
Income tax expense	(1,449)	(1,085)	(595)	(181)

Net income	6,173	50,828	14,771	13,971
Less: Net (income)/loss attributable to the noncontrolling interest	(888)	22	(27)	(1,251)
Preferred stock dividends of subsidiary	—	—	—	(27)
Preferred stock dividends attributable to the noncontrolling interest	—	—	—	12

Net income attributable to Navios Holdings common stockholders	$5,285	$50,850	$14,744	$12,705

Income attributable to Navios Holdings common stockholders, basic	$4,862	$50,427	$13,894	$11,864

Income attributable to Navios Holdings common stockholders, diluted	$5,285	$50,850	$14,744	$12,705

Basic earnings per share attributable to Navios Holdings common stockholders	$0.05	$0.50	$0.14	$0.12

Weighted average number of shares, basic	101,205,545	100,949,505	101,198,855	100,901,279

Diluted earnings per share attributable to Navios Holdings common stockholders	$0.05	$0.46	$0.13	$0.12

Weighted average number of shares, diluted	110,993,160	110,327,472	111,014,906	110,318,726

Other Comprehensive loss
Unrealized holding loss on investments in available for sale securities	(333)	(10,558)	(422)	(6,075)
Reclassification to investments in affiliates	—	—	(6,158)	—

Total other comprehensive loss	(333)	(10,558)	(6,580)	(6,075)

Total comprehensive income	5,840	40,270	8,191	7,881
Comprehensive (income)/loss attributable to noncontrolling interest	(888)	22	(27)	(1,251)

Total other comprehensive income attributable to Navios Holdings common stockholders	4,952	40,292	8,164	6,630

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Six Month Period Ended June 30, 2012	Six Month Period Ended June 30, 2011
	(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net income	$14,771	$13,971
Adjustments to reconcile net income to net cash provided by operating activities:
Non-cash adjustments	68,345	72,812
Increase in operating assets	(52,750)	(40,783)
Increase in operating liabilities	13,886	32,142
Payments for drydock and special survey costs	(6,609)	(4,990)

Net cash provided by operating activities	37,643	73,152

INVESTING ACTIVITIES:
Deconsolidation of Navios Acquisition	—	(72,425)
Decrease in restricted cash for asset acquisitions	—	778
Acquisition of General Partner units	(1,472)	(2,052)
Acquisition of vessels	(38,357)	(56,059)
Deposits for vessel acquisitions	—	(4,499)
Loan repayment from affiliate company	5,000	—
Loan proceeds to affiliate company	(1,906)	—
Proceeds from sale of assets	59,500	120,000
Purchase of property and equipment	(8,535)	(32,274)

Net cash provided by/(used in) investing activities	14,230	(46,531)

FINANCING ACTIVITIES:
Proceeds from long-term loan, net of deferred finance fees	50,759	54,613
Repayment of long-term debt	(92,232)	(165,847)
Repayment of Senior Notes	—	(300,000)
Proceeds from issuance of Senior Notes, net of deferred finance fees	—	534,309
Dividends paid	(13,141)	(14,182)
Issuance of common stock	93	415
Payments of obligations under capital leases	(851)	(612)
Decrease/ (increase) in restricted cash	1,498	(373)

Net cash (used in)/provided by financing activities	(53,874)	108,323

(Decrease)/increase in cash and cash equivalents	(2,001)	134,944

Cash and cash equivalents, beginning of period	171,096	207,410

Cash and cash equivalents, end of period	$169,095	$342,354

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest, net of capitalized interest	$48,971	$29,659
Cash paid for income taxes	$745	$832

Disclosure of Non-GAAP Financial Measures

EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes, if any, unless otherwise stated. Adjusted EBITDA represents EBITDA excluding certain items as described under “Financial Highlights”. EBITDA and Adjusted EBITDA are “non-GAAP financial measures” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with generally accepted accounting principles in the United States or as a measure of profitability or liquidity.

EBITDA is presented to provide additional information with respect to the ability of Navios Holdings, Navios Acquisition and Navios Logistics to satisfy their respective obligations including debt service, capital expenditures and working capital requirements. While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

The following tables provide a reconciliation of EBITDA of Navios Holdings, Navios Acquisition and Navios Logistics, which in the case of Navios Holdings is on a consolidated basis, and Adjusted EBITDA of Navios Holdings on a consolidated basis:

Navios Holdings Reconciliation of EBITDA and Adjusted EBITDA to Cash from Operations

Three Months Ended	June 30, 2012	June 30, 2011
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$7,842	$18,219
Net increase in operating assets	23,526	29,757
Net decrease/(increase) in operating liabilities	9,061	(3,768)
Net interest cost	25,306	25,133
Deferred finance charges	(1,500)	(1,895)
Provision for losses on accounts receivable	(224)	(112)
Unrealized (losses)/gains on FFA derivatives	(135)	532
Earnings in affiliates, net of dividends received	(4,661)	(4,099)
Payments for drydock and special survey	2,436	1,114
Noncontrolling interest	(888)	22
Gain on sale of assets	323	38,787

EBITDA	$61,086	$103,690
Gain on sale of assets	(323)	(38,787)

Adjusted EBITDA	$60,763	$64,903

Navios Logistics EBITDA Reconciliation to Net Income

Three Months Ended	June 30, 2012	June 30, 2011
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net income/(loss) attributable to Navios Logistics shareholders	$2,397	$(719)
Depreciation and amortization	6,118	4,962
Amortization of deferred drydock costs	351	150
Interest income/expense and finance cost, net	5,130	5,105
Income taxes	1,377	1,010

EBITDA	$15,373	$10,508

Navios Holdings Reconciliation of EBITDA and Adjusted EBITDA to Cash from Operations

Six Months Ended	June 30, 2012	June 30, 2011
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$37,643	$73,152
Net increase in operating assets	52,750	40,783
Net increase in operating liabilities	(13,886)	(32,142)
Net interest cost	50,546	54,570
Deferred finance charges	(2,832)	(3,226)
Provision for (losses)/gains on accounts receivable	(310)	3
Unrealized losses on FFA derivatives and expenses related to bond extinguishment	(252)	(5,304)
Earnings in affiliates, net of dividends received	(6,905)	(5,402)
Payments for drydock and special survey	6,609	4,990
Noncontrolling interest	(27)	(1,251)
Preferred stock dividends attributable to the noncontrolling interest	—	12
Preferred stock dividends of subsidiary	—	(27)
Loss on change in control	—	(35,325)
Gain on sale of assets	323	38,787

EBITDA	$123,659	$129,620
Gain on sale of assets	(323)	(38,787)
Loss on bond extinguishment	—	21,199
Loss on change in control	—	35,325

Adjusted EBITDA	$123,336	$147,357

Navios Acquisition Reconciliation of EBITDA to Cash from Operations

Six Months Ended	June 30, 2012	June 30, 2011
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$—	$18,749
Net decrease in operating assets	—	(4,117)
Net increase in operating liabilities	—	(6,613)
Net interest cost	—	8,349
Deferred finance charges	—	(318)
Earnings in affiliates, net of dividends received	—	(1,300)
Noncontrolling interest	—	188

EBITDA	$—	$14,938

Navios Logistics EBITDA Reconciliation to Net Income

Six Months Ended	June 30, 2012	June 30, 2011
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net income attributable to Navios Logistics shareholders	$8	$2,510
Depreciation and amortization	12,921	11,078
Amortization of deferred drydock costs	655	261
Interest income/expense and finance cost, net	10,053	6,159
Income taxes	454	33

EBITDA	$24,091	$20,041

EXHIBIT II

Owned Vessels

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)
Navios Serenity	Handysize	2011	34,690
Navios Ionian	Ultra Handymax	2000	52,067
Navios Vector	Ultra Handymax	2002	50,296
Navios Horizon	Ultra Handymax	2001	50,346
Navios Herakles	Ultra Handymax	2001	52,061
Navios Achilles	Ultra Handymax	2001	52,063
Navios Meridian	Ultra Handymax	2002	50,316
Navios Mercator	Ultra Handymax	2002	53,553
Navios Arc	Ultra Handymax	2003	53,514
Navios Hios	Ultra Handymax	2003	55,180
Navios Kypros	Ultra Handymax	2003	55,222
Navios Ulysses	Ultra Handymax	2007	55,728
Navios Vega	Ultra Handymax	2009	58,792
Navios Celestial	Ultra Handymax	2009	58,063
Navios Astra	Ultra Handymax	2006	53,468
Navios Magellan	Panamax	2000	74,333
Navios Star	Panamax	2002	76,662
Navios Asteriks	Panamax	2005	76,801
Navios Centaurus	Panamax	2012	81,472
Navios Avior	Panamax	2012	81,355
Navios Bonavis	Capesize	2009	180,022
Navios Happiness	Capesize	2009	180,022
Navios Lumen	Capesize	2009	180,661
Navios Stellar	Capesize	2009	169,001
Navios Phoenix	Capesize	2009	180,242
Navios Antares	Capesize	2010	169,059
Navios Etoile	Capesize	2010	179,234
Navios Bonheur	Capesize	2010	179,259
Navios Altamira	Capesize	2011	179,165
Navios Azimuth	Capesize	2011	179,169

Long term Chartered-in Fleet in Operation

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)	Purchase Option(1)
Navios Lyra	Handysize	2012	34,718	Yes	(2)
Navios Apollon	Ultra Handymax	2000	52,073	No
Navios Primavera	Ultra Handymax	2007	53,464	Yes
Navios Armonia	Ultra Handymax	2008	55,100	No
Navios Oriana	Ultra Handymax	2012	61,442	Yes
Navios Orion	Panamax	2005	76,602	No
Navios Titan	Panamax	2005	82,936	No
Navios Altair	Panamax	2006	83,001	No
Navios Esperanza	Panamax	2007	75,356	No
Navios Prosperity	Panamax	2007	82,535	No
Golden Heiwa	Panamax	2007	76,662	No
Torm Antwerp	Panamax	2008	75,250	Yes
Navios Marco Polo	Panamax	2011	80,647	Yes
Beaufiks	Capesize	2004	180,310	Yes
Rubena N	Capesize	2006	203,233	No
SC Lotta	Capesize	2009	169,056	No
Phoenix Beauty	Capesize	2010	169,150	No
King Ore	Capesize	2010	176,800	No
Navios Koyo	Capesize	2011	181,415	Yes
Navios Obeliks	Capesize	2012	181,415	Yes

Long-term Chartered-in Fleet to be Delivered

		Delivery	Purchase	Deadweight
Vessels	Vessel Type	Date	Option	(in metric tons)
Navios TBN	Capesize	12/2013	Yes	180,000
Navios TBN	Ultra Handymax	05/2013	Yes	61,000
Navios TBN	Ultra Handymax	10/2013	Yes	61,000
Navios TBN	Panamax	01/2013	Yes	82,100

(1)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(2)	The initial 50% purchase option on the vessel is held by Navios Holdings.